AB 3/11

08029686

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 2 0 2008 E
THOMSON
FINANCIAL

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 044483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BELOYAN INVESTMENT SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13900 S.W. 24th STREET
(No. and Street)

DAVIE (City) FLORIDA (State) 33325 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK BELOYAN (954) 916-3899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD M. BOGDANOFF, P.A.
(Name – *if individual, state last, first, middle name*)

2790 N. FEDERAL HIGHWAY SUITE 400 BOCA RATON FL 33431
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section

FEB 2 9 2008

Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

MT 3/19

OATH OR AFFIRMATION

I, MARK B. BELOYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BELOYAN INVESTMENT SECURITIES INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

****

Sofia Cabrera
My Commission DD323487
Expires May 26, 2008

Sofia Cabrera
Notary Public

M B Beloyan
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Applicable.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Applicable.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Not Applicable.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beloyan Investment Securities, Inc.

Audited Financial Statements

And

Independent's Auditor's Report

December 31, 2007

Beloyan Investment Securities, Inc.

Table of Contents

December 31, 2007

Member
Florida Institute of
Certified Public Accountants

Richard M. Bogdanoff, P.A.
Certified Public Accountant

Member
American Institute of
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Beloyan Investment Securities, Inc.
Davie, FL

We have audited the accompanying statement of financial condition of Beloyan Investment Securities, Inc. (an S Corporation) as of December 31, 2007 and the related statements of income/(loss), changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides for a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Beloyan Investment Securities, Inc. as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages eight through twelve in the accompanying schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard M. Bogdanoff, CPA

Boca Raton, Florida
February 22, 2008

2790 N. Federal Highway · Suite 400 · Boca Raton, FL 33431-7784
Telephone (561) 394-6191 · Fax (561) 395-5012

BELOYAN INVESTMENT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH	$	14,645
CASH ON DEPOSIT WITH CLEARING BROKER-DEALER		15,000
PREPAID EXPENSES		4,406
SHAREHOLDER LOANS		12,240
OFFICE EQUIPMENT, NET OF $16,140 IN ACCUMULATED DEPRECIATION		1,834
	$	48,125

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	905
STOCKHOLDER'S EQUITY		
COMMON STOCK - PAR VALUE $1.00 PER SHARE, 10,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING		100
ADDITIONAL PAID-IN CAPITAL		54,900
RETAINED EARNINGS (DEFICIT)		(7,780)
TOTAL STOCKHOLER'S EQUITY		47,220
	$	48,125

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BELOYAN INVESTMENT SECURITIES, INC.
STATEMENT OF INCOME/(LOSS)
DECEMBER 31, 2007

REVENUES

COMMISSIONS	$	86,595
OTHER INCOME		35,000
INTEREST INCOME		74
TOTAL REVENUES		121,669

EXPENSES

CLEARING FEES AND COSTS		15,580
COMPENSATION, SALARIES AND EMPLOYEE BENEFITS		44,717
MARKETING AND PROMOTION		8,613
TELEPHONE AND COMMUNICATIONS		13,158
PROFESSIONAL FEES		9,990
OFFICE EXPENSES		7,820
OCCUPANCY EXPENSES		6,612
REGULATORY FEES AND EXPENSES		3,612
QUOTES AND RESEARCH		3,127
PAYROLL AND OTHER TAXES		2,053
DEPRECIATION		759
POSTAGE AND COURIER COSTS		1,325
DUES AND SUBSCRIPTIONS		163
TOTAL EXPENSES		117,529
NET INCOME	$	4,140

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BELOYAN INVESTMENT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE - BEGINNING OF YEAR	$ 100	$ 54,900	$ (11,920)	$ 43,080
NET INCOME	—	—	4,140	4,140
LESS SHAREHOLDER DISTRIBUTIONS	—	—	—	—
	$ 100	$ 54,900	$ (7,780)	$ 47,220

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BELOYAN INVESTMENT SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS PROVIDED (USED BY) OPERATING ACTIVITIES		
NET INCOME	$	4,140
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:		
DEPRECIATION		759
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
DECREASE IN COMMISSIONS RECEIVABLE		2,704
(INCREASE) IN PREPAID EXPENSES		(851)
INCREASE IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES		305
NET CASH PROVIDED BY OPERATING ACTIVITIES AND NET INCREASE IN CASH AND CASH EQUIVALENTS		7,057
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		22,588
CASH AND CASH EQUIVALENTS, END OF YEAR	$	29,645

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BELOYAN INVESTMENT SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

BELOYAN INVESTMENT SECURITIES, INC. IS A REGISTERED GENERAL SECURITIES BROKER-DEALER WHO ACTS AS A NON-CELARING INTRODUCING BROKER. THE COMPANY DOES NOT HOLD FUNDS OR SECURITIES FOR CUSTOMERS AND DOES NOT CARRY ACCOUNTS OF, OR FOR CUSTOMERS.

INCOME IS DERIVED FROM TRADES INTRODUCED TO THE CLEARING BROKER, WHO COMPLETES THE TRANSACTION WITH THE CUSTOMER AND SUBSEQUENTLY REMITS THE COMMISSION TO THE INTRODUCING BROKER. INCOME FROM THE SECURITIES TRANSACTIONS AND RELATED EXPENSES ARE RECORDED ON THE SETTLEMENT DATE, GENERALLY THE THIRD BUSINESS DAY FOLLOWING THE TRANSACTION DATE; HOWEVER, ALL TRANSACTIONS ARE REVIEWED AND ADJUSTED TO THE TRADE DATE BASIS FOR SIGNIFICANT TRANSACTIONS.

OTHER INCOME – ON AUGUST 1, 2007 A CONSOLIDATION OF THE NASD AND NYSE MEMBER REGULATION WAS COMPLETED. A ONE-TIME SPECIAL PAYMENT OF $35,000 WAS DISBURSED TO ITS MEMBERS RESULTING FROM THE BENEFITS OF CONSOLIDATION.

THE COMPANY HAS ENTERED INTO A CLEARING AGREEMENT WITH LEGENT CLEARING LLC (HEREAFTER REFERRED TO AS "LEGENT CLEARING") WHEREBY LEGENT CLEARING CLEARS TRANSACTIONS ON A FULLY DISCLOSED BASIS FOR THE CUSTOMERS OF BELOYAN INVESTMENT SECURITIES, INC. IN ACCORDANCE WITH THIS AGREEMENT, THE COMPANY IS REQUIRED TO MAINTAIN A MINIMUM DEPOSIT OF $15,000 WITH LEGENT CLEARING. THE COMPANY CONSIDERS THEIR CLEARING DEPOSIT BALANCE WITH LEGENT CLEARING TO BE A CASH EQUIVALENT IN THE STATEMENT OF CASH FLOWS.

OFFICE EQUIPMENT IS RECORDED AT COST. THE COMPANY PROVIDES FOR DEPRECIATION USING THE STRAIGHT LINE METHOD OVER THE ESTIMATED USEFUL LIFE OF FIVE YEARS. DEPRECIATION EXPENSE AMOUNTED TO $759 FOR THE YEAR ENDED DECEMBER 31, 2007.

THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ALTHOUGH ACTUAL RESULTS COUD DIFFER FROM THOSE ESTIMATES, MANAGEMENT BELIEVES THAT ANY DIFFERENCE WOULD BE IMMATERIAL TO THE FINANCIAL STATEMENTS AS A WHOLE.

BELOYAN INVESTMENT SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

THE COMPANY'S PRESIDENT AND SOLE SHAREHOLDER HAS A LOAN BALANCE DUE THE COMPANY FOR $12,240 DURING THE YEAR ENDED DECEMER 31, 2007. THIS LOAN IS A DEMAND NOTE PAYABLE FOR WHICH NO INTEREST IS DUE THEREON.

NOTE 2 – NET CAPITAL REQUIREMENTS

PURSUANT TO THE UNIFORM NET CAPITAL REQUIREMENTS OF THE SEC UNDER RULE 15C3-1, THE COMPANY IS REQUIRED TO MAINTAIN A MINIMUM NET CAPITAL DEFINED UNDER SUCH RULE. AT DECEMBER 31, 2007, THE COMPANY HAD NET CAPITAL OF $28,740 OR AN EXCESS OF $23,740 OVER THE MINIMUM REQUIRED NET CAPITAL OF $5,000. IN ADDITION, THE AGGREGATE INDEBTEDNESS AS DEFINED CANNOT EXCEED 800% OF NET CAPITAL. AT DECEMBER 31, 2007 THE COMPANY'S RATIO OF AGGREGAGE INDEBTEDNESS TO NET CAPITAL WAS .031 TO 1.

NOTE 3 – INCOME TAXES

THE COMPANY, WITH THE CONSENT OF ITS SHAREHOLDER, HAS ELECTED UNDER THE INTERNAL REVENUE CODE TO BE AN S CORPORATION EFFECTIVE JANUARY 8, 1992 (THE DATE OF INCEPTION). IN LIEU OF CORPORATION INCOME TAXES, THE SHAREHOLDER OF AN S CORPORATION IS TAXED INDIVIDUALLY ON THEIR PROPORTIONATE SHARE OF THE COMPANY'S TAXABLE INCOME OR LOSS. THEREFORE, NO PROVISION FOR FEDERAL INCOME TAXES HAS BEEN INCLUDED IN THESE FINANCIAL STATEMENTS.

NOTE 4 – CONTINGENCY

THE COMPANY WAS NOTIFIED IN DECEMBER 2007 THAT THE STAFF OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (REFERRED TO AS "FINRA") HAS MADE A PRELIMINARY DETERMINATION TO RECOMEND DISCIPLINARY ACTION BE BROUGHT AGAINST MARK BELOYAN, PRESIDENT AND BELOYAN INVESTMENT SECURITIES, INC. MR. BELOYAN CONSIDERS THIS ACTION TO BE WITHOUT MERIT AND SEEKS TO HAVE THESE MATTERS CONCLUDED.

BELOYAN INVESTMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

TOTAL OF STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	47,220
DEDUCT NON-ALLOWABLE ASSETS		(18,480)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		28,740
HAIRCUTS ON SECURITY POSITIONS		-0-
NET CAPITAL	$	28,740
MINIMUM NET CAPITAL REQUIREMENT - MINIMUM DOLLAR NET CAPITAL REQUIRED	$	5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	905
TOTAL AGGREGATE INDEBTEDNESS	$	905
RATIO OF AGGREGATE INDEBTEDNESS		.031 TO 1

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BELOYAN INVESTMENT SECURITIES, INC.
STATEMENT PURSUANT TO RULE 17A-5 (d) (2) – SUBORDINATED DEBT
DECEMBER 31, 2007

THE COMPANY HAD NO LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AT DECEMBER 31, 2007. IN ADDITION, THERE WERE NONE IN EXISTANCE DURING THE YEAR ENDED DECEMBER 31, 2007.

BELOYAN INVESTMENT SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2007

AT DECEMBER 31, 2007 THE COMPANY WAS EXEMPT FROM REPORTING INFORMATION FOR RESERVE REQUIREMENTS UNDER RULE 15c3-3 AS NO CUSTOMER FUNDS OR SECURITIES ARE HELD BY THE COMPANY.

BELOYAN INVESTMENT SECURITIES, INC.
STATEMENT PURSUANT TO INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2007

AT DECEMBER 31, 2007 THE COMPANY WAS IN COMPLIANCE WITH THE CONDITIONS OF EXEMPTION FROM REPORTING INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 PARAGRAPH (k) (2) (ii) OF THAT RULE AS NO SECURITIES OF OR FOR CUSTOMERS ARE HELD BY THE COMPANY.

BELOYAN INVESTMENT SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE STATEMENT
PURSUANT TO SEC RULE 17a-5 (d) (4)
DECEMBER 31, 2007

A RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 INLCUDED IN THESE AUDITED FINANCIAL STATEMENTS AND THE COMPUTATION INCLUDED THE RESPONDENT'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FOCUS REPORT FILING AT DECEMBER 31, 2007 IS AS FOLLOWS:

NET CAPITAL AS REPORTED IN THE COMPANY'S FORM X-17A-5, PART II (UNAUDITED) FOCUS REPORT AND NET CAPITAL AS REPORTED IN THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND NET CAPITAL IN THE AUDITED FINANCIAL STATEMENTS .... $ 28,740

Member
Florida Institute of
Certified Public Accountants

Richard M. Bogdanoff, P.A.
Certified Public Accountant

Member
American Institute of
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT IN INTERNAL ACCOUNTING CONTROL

BOARD OF DIRECTORS
BELOYAN INVESTMENT SECURITIES, INC.
DAVIE, FLORIDA

IN PLANNING AND PERFORMING MY AUDIT OF THE FINANCIAL STATEMENTS OF BELOYAN INVESTMENT SECURITIES, INC. FOR THE YEAR ENDED DECEMBER 31, 2007, I CONSIDERED ITS INTERNAL CONTROL STRUCTURE IN ORDER TO DETERMINE OUR AUDITING PROCEDURES FOR THE PURPOSE OF EXPRESSING AN OPINION ON THE FINANCIAL STATEMENTS AND TO PROVIDE ASSURANCE ON THE INTERNAL CONTROL STRUCTURE.

ALSO, AS REQUIRED BY RULE 17a-5 (G) (1) OF THE SECURITIES AND EXCHANGE COMMISSION, I HAVE MADE A STUDY OF THE PRACTICES AND PROCEDURES (INCLUDING TESTS OF COMPLIANCE WITH SUCH PRACTICE AND PROCEDURES) FOLLOWED BY BELOYAN INVESTMENT SECURITIES, INC. THAT WE CONSIDERED RELEVANT TO THE OBJECTIVES STATED IN RULE 17a-5 (g), (1) IN MAKING THE PERIODIC COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 17a-3 (a) (11) AND THE PROCEDURES FOR DETERMINING COMPLIANCE WITH THE EXEMPTIVE PROVISIONS OF RULE 15c3-3; AND (2) IN COMPLYING WITH THE REQUIREMENTS OF PROMPT PAYMENT FOR SECURITIES UNDERS SECTION 8 OF REGUALATION T OF THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM.

THE MANAGEMENT OF THE COMPANY IS RESPONSIBLE FOR ESTABLISHING AND MAINTAINING A SYTEM OF INTERNAL ACCOUNTING CONTROL AND PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH. I FULFILLING THIS REAPOSNIBILITY, ESTIMATES AND JUDGEMENTS BY MANAGEMENT ARE REQUIRED TO ASSESS THE EXPECTED BENEFITS AND RELATED COSTS OF INTERNAL CONTROL STRUCTURE POLICIES AND PROCEDURES AND OF THE PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH AND TO ASSESS WHETHER THOSE PRACTICES AND PROCEDURES CAN BE EXPECTED TO ACHIEVE THE SECRURITIES AND EXCHANGE COMMISSION'S OBJECTIVES. TWO OF THE OBJECTIVES OF AN INTERNAL CONTROL STRUCTURE AND THE PRACTICES AND PROCEDURES ARE TO PROVIDE MANAGEMENT WITH REASONABLE, BUT NOT ABSOLUTE, ASSURANCE THAT ASSETS FOR WHICH THE COMPANY HAS RESPONSIBILITY ARE SAFEGUARDED AGAINST LOSS FROM UNATHORIZED USE OR DISPOSITION, AND THAT TRANSACTIONS ARE EXECUTED IN ACCORDANCE WITH MANAGEMENT'S AUTHORIZATION AND RECORDED PROPERLY TO PERMIT THE PREPARATION OF FINANCIAL STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. RULE 17a-5 (g) LISTS ADDITIONAL OBJECTIVES OF THE PRACTICES AND PROCEDURES LISTED IN THE PRECEDING PARAGRAPH.

2790 N. Federal Highway · Suite 400 · Boca Raton, FL 33431-7784
Telephone (561) 394-6191 · Fax (561) 395-5012

BECAUSE OF INHERENT LIMITATIONS IN ANY INTERNAL CONTROL STRUCTURE OR THE PRACTICES AND PROCEDURES REFERRED TO ABOVE, ERRORS OR IRREGULARITIES MAY NEVERTHELESS OCCUR AND NOT BE DETECTED. ALSO, PROJECTION OF ANY EVALUATION OF THEM TO FUTURE PERIODS IS SUBJECT TO THE RISK THAT THEY MAY BECOME INADEQUATE BECAUSE OF THEIR DESIGN AND OPERATION MAY DETERIORATE.

OUR CONSIDERATION OF THE INTERNAL CONTROL STRUCTURE WOULD NOT NECESSARILY DISCLOSE ALL MATTERS IN THE INTERAL CONTROL STRUCTURE THAT MIGHT BE MATERIAL WEAKNESSES UNDER THE STANDARDS ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. A MATERIAL WEAKNESS IS A CONDITION IN WHICH THE DESIGN AND OPERATION OF THE SPECIFIC INTERNAL CONTROL STRUCTURE ELEMENTS DOES NOT REDUCE TO A RELATIVELY LOW LEVEL THE RISK THAT ERRORS OR IRREGULARITIES IN AMOUNTS THAT WOULD BE MATERIAL IN RELATION TO THE FINANCIAL STATEMENTS BEING AUDITED MAY OCCUR AND NOT BE DETECTED WITHIN A TIMELY PERIOD BY EMPLOYEES IN THE NORMAL COURSE OF PERFORMING THEIR ASSIGNED FUNCTIONS. HOWEVER, WE NOTED NO MATTERS INVOLVING THE INTERNAL CONTROL STRUCTURE THAT WE CONSIDER TO BE MATERIAL WEAKNESSES AS DEFINED ABOVE. IN ADDITION, THE COMPANY WAS IN COMPLIANCE WITH THE CONDITIONS OF THE EXEMPTIVE PROVISIONS OF RULE 15c3-3 AT DECEMER 31, 2007 AND, FURTHER, NO FACT CAME TO OUR ATTENTION INDICATING THAT THE COMPANY WAS NOT IN COMPLIANCE WITH SUCH CONDITIONS DURING THE YEAR ENDED DECEMBER 31, 2007.

WE UNDERSTAND THAT PRACTICES AND PROCEDURES THAT ACCOMPLISH THE OBJECTIVES REFERRED TO IN THE SECOND PARAGRAPH OF THIS REPORT ARE CONSIDERED BY THE SECURITIES AND EXCHANGE COMMISSION TO BE ADEQUATE FOR ITS PURPOSES IN ACCORDANCE WITH THE SECURITIES ACT OF 1934 AND RELATED REGULATIONS, AND THAT PRACTICES AND PROCEDURES THAT DO NOT ACCOMPLISH SUCH OBJECTIVES IN ALL MATERIAL RESPECTS INDICATE A MATERIAL INADEQUACY FOR SUCH PURPOSES. BASED ON THIS UNDERSTANDING AND OUR STUDY, I BELIEVE THAT THE COMPANY'S PRACTICES AND PROCEDURES WERE ADEQUATE AT DECEMBER 31, 2007 TO MEET THE SECURITIES AND EXCHANGE COMMISSION'S OBJECTIVES.

THIS REPORT IS INTENDED SOLELY FOR THE USE OF MANAGEMENT AND THE SECURITIES AND EXCHANGE COMMISSION AND APPLICABLE SELF-REGULATORY ORGANIZATIONS AND SHOULD NOT BE USED FOR ANY OTHER PURPOSE.

Richard M. Bogdanoff, CPA

BOCA RATON, FLORIDA
FEBRUARY 22, 2007

END